Exhibit 2

Coliseum Capital Management Sends Letter to Board of Directors of Accuride
Largest Shareholder Says Proposed Sale of Company Not in Best Interests of Shareholders
Transaction Materially Undervalues Accuride
Believes Shareholders Should Vote Against Transaction at Special Meeting
Stamford, CT – October 7, 2016 – Coliseum Capital Management, the largest shareholder of Accuride Corporation (NYSE: ACW) with an ownership of approximately 19% of the outstanding stock, today announced that it has sent a letter to the Accuride Board of Directors stating its strong opposition to Accuride's agreement to be acquired by funds managed by Crestview Partners for $2.58 per share.
The full text of the letter can be found below.

October 7, 2016
Board of Directors
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

Gentlemen:

As the largest holder of common stock of Accuride Corporation, owning 19% of the outstanding shares, Coliseum Capital Management, LLC is writing this letter in response to the proposed sale of Accuride to affiliates of Crestview Advisors LLC for $2.58 per share.  We believe this transaction materially undervalues the Company, is the wrong strategic choice for Accuride and is not in the best interests of shareholders.  We will be voting against the transaction.

Coliseum is a long-term, fundamental investor with more than $1 billion in assets under management.  We are a patient, collaborative investor that focuses on working supportively with management teams and boards.  Since Coliseum's inception more than 10 years ago, my co-founding partner, Adam Gray, and I have sat on the boards of thirteen public companies.  We are proud of the partnerships we have built, and appreciate opportunities to work closely with management teams to create value for all shareholders.  In Coliseum's history, this is the first letter we have written in opposition to a proposed merger.

We have a long track record as a supportive shareholder of Accuride.  We have closely monitored the Company since 2007, and have been one of Accuride's largest shareholders since 2012.  We have developed a strong relationship with management, and credit Rick Dauch and his team with driving significant intrinsic value over the past five and a half years.

Our view of value and the merits of this transaction are based on many years of industry and Accuride-specific research.  We have toured facilities, spent time with multiple layers of management and forged relationships with customers and competitors.  We have confidence in the Company's strategic plan, talented and committed workforce, valuable operating assets, durable brand and advantageous competitive position.

Now is the wrong time to sell Accuride.  The Company has made substantial investments over the past five and a half years, spending over $150 million to upgrade manufacturing facilities and successfully restore its customer relationships.  We believe that the truck market is at a cyclical low, but when the cycle turns the Company will be well-positioned to harvest the benefits of the hard work and investment.  Shareholders who patiently supported these investments should participate in the upside.

Accuride's prospects as an independent company are strong.  The Company's own projections (disclosed in the preliminary proxy) forecast 2018 Adjusted EBITDA of $98 million.  Using the Company's blended Total Enterprise Value multiple of 5.5x (calculated from the fairness analysis of its financial advisor) produces a conservative valuation of $5.00 per share, which equates to a 94% return over the next two years.  Furthermore, these projections do not incorporate any material deleveraging or additional value contributed by acquisitions, which could further enhance returns – benefits that would be captured by Crestview as a result of the transaction.

Less than 18 months ago, Accuride's common stock was trading near $5.00 per share and the Company received third party acquisition proposals at prices above $5.00 per share…  We understand, having sat in many boardrooms ourselves, the difficult decisions that boards are faced with at challenging times.  While we appreciate the effort consumed by this transaction, we strongly recommend pursuing another course.  Rather than allowing Crestview to capture the value resulting from the truck market normalizing, this value should accrue to the benefit of the Company's existing shareholders.

Specifically, we believe the Company should consider a modest public equity raise from current shareholders in order to facilitate refinancing its senior notes, as well as pursue growth initiatives through strategic acquisitions.  We do not believe the current debt balance is untenable (especially if supported by a public equity raise).  Additionally, we believe there are numerous actionable, value-enhancing acquisition opportunities ranging from Asian sourcing capacity to European footprint expansion.  (We suspect that Crestview has already identified attractive targets and intends to aggressively take advantage of these dynamics.)

Instead of selling Accuride at a steep discount to its fundamental value, current shareholders should have the opportunity to support the Company in responsibly managing its debt maturities and strategically positioning itself to create significant shareholder value.  Coliseum would be prepared to provide that support by participating in an equity raise.

We feel compelled to take this uncharacteristic step and oppose this transaction in view of the considerable value that shareholders are being asked to sacrifice.  We believe our fellow shareholders should oppose this transaction as well.

We look forward to hearing back from you and to discussing this matter further.

Respectfully,

Chris Shackelton
Coliseum Capital Management, LLC

Cc:      Warren S. de Wied – Fried, Frank, Harris, Shriver & Jacobson LLP
About Coliseum Capital Management , LLC
Coliseum Capital is an investment firm founded in 2005 by Managing Partners Chris Shackelton and Adam Gray, which focuses on long-term investments in both public and private companies. Coliseum directs capital behind strong management teams, with a willingness to work alongside companies to facilitate further value creation.

Coliseum Contact
Coliseum Capital Management, LLC
203-883-0100

Media Contact
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